April 20, 2006

Ms. Peggy Fisher

Assistant Director

United State Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                               Implant Sciences Corporation (the “Company”)

File No. 001-14949

Dear Ms. Fisher:

In connection with the Staff’s comment letter, dated March 16, 2006 regarding the above-referenced matter, we hereby respectfully submit to you the following responses electronically via EDGAR.

For convenience of your review, in the subsequent pages, we have repeated the Staff’s questions and comments in bold type prior to our response.

We thank the Staff in advance for its consideration of the foregoing. If you have any questions or comments, please feel free to contact me at your earliest convenience.

Sincerely,
Implant Sciences Corporation

/s/ Diane J. Ryan

Diane J. Ryan
VP Finance and CFO

S-3

General

1.              Please file an amendment to your registration statement on EDGAR in response to our previous comments and the following comments. Also, revise the registration statement to ensure that the disclosure describes the material terms of the securities issued to Laurus. See our comments below to your Form 10-Q for the fiscal quarter ended September 30, 2005.

Response:

Such disclosure of the material terms of the securities issued has been updated throughout the registration statement to include your Form 10-Q comments for fiscal quarter ended September 30, 2005, as well.

2.              Please include as exhibits to the amended registration statement the legality opinion and an updated auditor’s consent. We may have further comments upon our review of the complete amended filing.

Response:

Our amended registration statement will include the legality opinion and updated auditors’ consents.

Fee Table

3.              We note your response to prior comment 3 and reissue the comment. As a general matter, you may not register for resale shares that are not outstanding. You may register those shares for resale after the holders of the investment rights have made their investment decision to exercise the rights and have received the shares.

Response:

We acknowledge your comment and will remove the additional investment right shares from the registration statement. We acknowledge that these shares will be registered upon the holders’ decision to exercise them.

Selling Stockholders, page 15

4.              We note your response to prior comment 8. Please identify the natural persons that have voting and/or dispositive power with respect to the securities held by the entities named in the table.

Response:

After removing the additional investment rights from the registration statement, the remaining shares being registered belong to Laurus Master Fund. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund registered in this Registration Statement, as amended.

Legality Opinion

5.              Revise to remove the AIR shares from the opinion since those shares cannot be registered at this time.

Response:

So noted. We have removed the AIR shares from the legality opinion since those shares cannot be registered at this time.

Form 10-Q for the period ending September 30, 2005

General

6.              Please refer to prior comment 3. We note  that you adjusted your balance sheet at September 30, 2005, in response to our comment and this adjustment was included in the Form 10-Q for the period ended December 31, 2005. Please amend your Form 10-Q for the period ended September 30, 2005 for the correction of the errors as appropriate. Consider the guidance provided in APB 20, paragraphs 36-37.

Response:

We acknowledge your comment and will submit an amended 10-Q for the period ended September 30, 2005, upon your acceptance of our response to your comments.

7.              As a related matter, we believe that the disclosure about the error appearing in your Form 10-Q for the period ended December 31, 2005 does not provide a clear path between the originally filed and restated numbers. Please expand the quarterly data disclosure to provide disclosure showing the originally reported balance for each quarter, the effect of each individual restatement adjustment for each quarter and the as restated balances for each quarter. Any adjustments arising from our additional comment should also be repeated in this manner so that there is a clear path between the original and restated quarterly data.

Response:

The error will be corrected for the balance sheet at the date of issuance, September 30, 2005, in a 10-Q/A upon your acceptance of our response to your comments. There was no need to amend the 10-Q for the quarter ended December 31, 2005 as we corrected the error prior to filing. Please see additional disclosure language in our response to comment #11.

8.              Please refer to prior comment 3 from our letter dated January 10, 2006. Please respond to the following comments regarding your preferred stock:

•                  We note in your response that you concluded that the convertible preferred stock is not conventional convertible, and therefore the conversion feature should be bifurcated and assessed under EITF 00-19, paragraphs 12-31. Therefore, it would appear that you would not account for any beneficial conversion under EITF 98-5 and 00-27. Please advise why the term “beneficial conversion feature” is being used on your balance sheet and statement of operations.

Response:

Agreed. Since the conversion feature was accounted for pursuant to EITF 00-19 and determined not to be a beneficial conversion feature under EITF 98-5 and 00-27, the use of the term “beneficial conversion feature” is not appropriate. Accordingly, we have amended the caption to refer to the embedded derivative as “derivative value of preferred stock conversion”.

•                  Tell us your consideration of whether the preferred stock should be considered a liability pursuant to Statement 150. For example, we note that you have classified a portion of the redeemable convertible preferred stock as a current liability. Please tell us why you believe this classification is appropriate. Cite the accounting literature upon which you relied. We also note that none of your obligations to the holder may be converted into common stock unless certain events occur, such as an effective registration statement.

Response:

We evaluated the Series D Convertible Redeemable Preferred Stock to determine whether it meets the terms of an “unconditional” redemption as outlined in SFAS No. 150. If the redemption feature is determined to be unconditional, then the preferred stock would be considered a liability for balance sheet classification. However, SFAS No. 150, states that as long as the redemption is “conditional” then the preferred stock would not be considered a liability. Furthermore, Statement 150 expressly states that a conversion feature, as long as it is substantive, would by itself, make the redemption conditional. The Company believes that it has a “substantive” conversion feature, even though there are current restrictions due to the stock being below the minimum price and the registration not complete. Since the Company’s stock has a high volatility and the mandatory redemption period continues over the next 33 months, there is a reasonable possibility that the conversion feature will be used to convert the redemption amounts to stock. As redemption payments become due, if the market price of the stock and/or registration restrictions prohibit payment in stock, the Company has determined that these amounts should be classified as a current liability. As the Company approaches completion of its registration statement and the next quarterly reporting period nears it will have to consider which amounts belong in current liability based upon the market price of the stock at that time.

•                  Please clarify for us the actual volatility rate, discount rate and expected life used in determining the fair value at inception and December 31, 2005. We note that you assumed an expected life of 1.5 years. Please explain the reason why you used an expected term shorter than the contractual term. Please also tell us the stock price used as an input to the Black-Scholes Model and whether that price represented the actual quoted price on the appropriate measurement date.

Response:

The following assumptions were used when valuing the fair value of the conversion feature related to the Series D preferred:

	9/30/05		12/31/05
Volatility	0.801		0.801
Expected term (1)	1.5 years		1.5 years
Stock Price on Date of Grant	$5.64		$3.49
Exercise price	$6.80		$6.80
Expected Dividend Yield	0		0
Risk-Free Interest Rate	3.96%		4.39%

Black Scholes	1.90		0.71
Tax Rate	0		0

Number of Shares	735,294	(2)	713,941	(3)
Vesting Period	Immediate		Immediate

Value	$1,397,000		$506,000

(1)  The expected term used in the calculation was based on the life of the conversion   feature declining as payments were being made or converted, which we felt most  closely represented the aggregate life of each payment using the simplified method

(2)          Number of shares used in the calculation was based on value of the Series D  ($5,000,000) divided by fixed conversion price of $6.80.

(3)  Number of shares used in the calculation was based on value of the Series D  ($5,000,000) less one month’s redemption ($152,000) divided by the fixed  conversion price of $6.80.

•                  We note that if you elect to pay the monthly redemption in shares, the stated value of the Series D preferred stock adjusts accordingly. Please clarify the terms if you elect to pay your monthly payments in cash. Provide illustrating examples of how this operated and whether the payment reduces the number of outstanding preferred shares. Ensure your response and examples include a clear discussion of the different treatments if you elect to pay the monthly redemption in cash instead of stock.

Response:

•                  Whether the monthly payments are paid in cash or stock, they are of equal value. The payments, equaling approximately $152,000, will be used to reduce the balance of the outstanding preferred. With each monthly payment, the number of outstanding shares of preferred stock will be reduced by approximately 15,150 shares. The following table illustrates the change in the number of preferred shares and stated value beginning January 1, 2006.

Monthly Redemption Amount
Payment #	Monthly Redeption Amount	Outstanding Series D Balance	Equivalent Number of Preferred Shares	Outstanding Preferred Stock Balance	Equivalent number of Common Shares	Cumulative Common Stock Issued
Original Balance	5,000,000		500,000

1	(151,515)	4,848,485	(15,150)	484,850	22,280	22,280
2	(151,515)	4,696,970	(15,150)	469,700	22,280	44,560
3	(151,515)	4,545,455	(15,150)	454,550	22,280	66,840
4	(151,515)	4,393,939	(15,150)	439,400	22,280	89,120
5	(151,515)	4,242,424	(15,150)	424,250	22,280	111,400
6	(151,515)	4,090,909	(15,150)	409,100	22,280	133,680
7	(151,515)	3,939,394	(15,150)	393,950	22,280	155,960
8	(151,515)	3,787,879	(15,150)	378,800	22,280	178,240
9	(151,515)	3,636,364	(15,150)	363,650	22,280	200,520
10	(151,515)	3,484,848	(15,150)	348,500	22,280	222,800
11	(151,515)	3,333,333	(15,150)	333,350	22,280	245,080
12	(151,515)	3,181,818	(15,150)	318,200	22,280	267,360
13	(151,515)	3,030,303	(15,150)	303,050	22,280	289,640
14	(151,515)	2,878,788	(15,150)	287,900	22,280	311,920
15	(151,515)	2,727,273	(15,150)	272,750	22,280	334,200
16	(151,515)	2,575,758	(15,150)	257,600	22,280	356,480
17	(151,515)	2,424,242	(15,150)	242,450	22,280	378,760
18	(151,515)	2,272,727	(15,150)	227,300	22,280	401,040
19	(151,515)	2,121,212	(15,150)	212,150	22,280	423,320
20	(151,515)	1,969,697	(15,150)	197,000	22,280	445,600
21	(151,515)	1,818,182	(15,150)	181,850	22,280	467,880
22	(151,515)	1,666,667	(15,150)	166,700	22,280	490,160
23	(151,515)	1,515,152	(15,150)	151,550	22,280	512,440
24	(151,515)	1,363,636	(15,150)	136,400	22,280	534,720
25	(151,515)	1,212,121	(15,150)	121,250	22,280	557,000
26	(151,515)	1,060,606	(15,150)	106,100	22,280	579,280
27	(151,515)	909,091	(15,150)	90,950	22,280	601,560
28	(151,515)	757,576	(15,150)	75,800	22,280	623,840
29	(151,515)	606,061	(15,150)	60,650	22,280	646,120
30	(151,515)	454,545	(15,150)	45,500	22,280	668,400
31	(151,515)	303,030	(15,150)	30,350	22,280	690,680
32	(151,515)	151,515	(15,150)	15,200	22,280	712,960
33	(151,515)	0	(15,150)	50	22,280	735,240

•                  Please revise your balance sheet and footnotes to state, if true, that the Series D preferred stock is redeemable.

Response:

We have relabled the preferred stock on the Balance sheet and in the footnotes as “Series D Convertible Redeemable Preferred Stock.”

9.              We note that you are presenting cash flows from financing activities of $4.7 million related to the proceeds from the issuance of the Series D convertible preferred stock. We also not that you did not receive all of the proceeds, since $3 million was used to pay-off the term note to Laurus. Revise the cash flow statement to properly disclose the non-cash financing activity or tell us why your current presentation is appropriate. Note only the cash portion should be presented in the statement of cash flows.

Response:

We will revise the statement of cash flows to properly disclose the non-cash financing portion from the Series D Convertible Redeemable Preferred Stock.

Note 8. Secured Term Note and Series D Financing, page 12

10.       It appears that the Series D convertible preferred stock may contain other embedded derivates. For example,

•                  The dividend rate is subject to adjustment based on the market price of your common stock.

•                  In the event of your delisting or a stop trade your dividend rate will increase to 15% and the Holder will have the right to redeem the stock at 130% of its outstanding stated value.

Please tell us whether these features represent embedded derivatives under SFAS 133 and why. If they are embedded derivatives, please analyze them under SFAS 133 and EITF 00-19. Also, please perform a thorough analysis of all the provisions of your convertible preferred stock, The Master Security Agreement and the Stock Pledge Agreement in order to determine whether there are any other provisions that may be embedded derivatives which should be bifurcated and accounted for separately as derivatives pursuant to SFAS 133.

Response:

The Company has evaluated the items noted above to consider whether either would be considered an embedded derivative as defined in SFAS No. 133. Although we believe that the fact that the dividend rate can fluctuate with the stock price is a feature that has characteristics of an embedded derivative, this feature is a derivative asset and we are in the process of having a valuation expert help us determine the value, which, if material, would adjust the original accounting for the September 30th balance sheet and also the December 31st balance sheet and income statement.

The second feature, related to potential default provisions, would increase the dividend and redemption price, similar to a default or penalty clause in a debt-like instrument. In evaluating whether this penalty feature would be considered an embedded derivative, we considered the provisions of SFAS No. 133 paragraph 12 and 13, and believe that under paragraph 12c. this feature would not be considered a derivative as it does not have a “net settlement” provision. We looked to interpretations provided in Appendix A of SFAS 133, which state that penalty-like provisions would not be considered “net settlement” if they are fixed in amount versus varying with conditions tied to an “underlying”.

Appendix A: Implementation Guidance, Section 1 Scope and Definition, paragraph 57(c) “Net settlement. A contract that meets any one of the following criteria has the characteristic described as net settlement: (1) its terms implicitly or explicitly require or permit net settlement. For example, a penalty for nonperformance in a purchase order is a net settlement provision if the amount of the penalty is based on changes in the price of the items that are the subject of the contract. Net settlement may be made in cash or by delivery of any asset, whether or not it is readily convertible to cash. A fixed penalty for nonperformance is not a net settlement provision.”

Since the penalty clauses are fixed in nature, i.e., for example they are either 15% or not, we considered this to negate the “net settlement” definition outlined in the Appendix.

The Company has performed an analysis of all the agreements, including The Master Security Agreement and the Stock Pledge Agreement, and we have not identified any other provisions that would or could be embedded derivatives as defined under SFAS 133.

11.       In this regard, please revise your disclosure to describe in greater detail the significant terms of the Series D preferred stock. Significant terms include, but are not limited to, registration rights, settlement alternatives and the party that controls settlement and conversion rates, changes to conversion rates, as well as caps and floors on those rates, and agreements for security or collateral. Please also ensure your disclosure describes the nature of the redemption features and related accounting treatment. The disclosure should also address any embedded derivatives, including classification and valuation of each.

Response:  See additional disclosure language below:

On July 6, 2005, the Company executed a $3.0 million secured term note payable to Laurus Master Fund, Ltd. (“Laurus”). The Company received $3,000,000 in gross proceeds, less a management fee of $135,000 and related transaction costs of approximately $32,000. The term note was collateralized by substantially all of the Company’s assets, had a 4-month term and bore interest at a rate equal to the prime rate plus once percent (1%). In connection with the financing, on September 30, 2005, the Company issued Laurus a warrant to purchase up to 250,000 shares of the Company’s common stock at a price equal to $3.75 per share. Net proceeds from the financing were used for increasing the capacity of the Quantum Sniffer™ production line, increasing unit inventories and the repayment of certain indebtedness due and owed by the Company to the former shareholders of Accurel Systems International in connection with the acquisition of this wholly-owned subsidiary.

On September 30, 2005, the Company issued 500,000 shares of Series D Convertible Preferred Stock (“Series D”) having a stated value of $10 per share, pursuant to a Securities Purchase Agreement with Laurus Master Fund, Ltd. (the “Agreement”). The Company received $5,000,000 in gross proceeds, less a management and placement agent fee of approximately $90,000, and related transaction costs of approximately $27,000. The Series D has a dividend equal to the prime rate plus one percent (1%)  (6.75% as of September 30, 2005) and provides for redemption over a thirty-six month period pursuant to an amortization schedule.

The following table reflects the required redemption of the Series D preferred stock before the effect of the accrued dividends:

Monthly repayments

Year ending June 30:	Preferred Stock Repayment Schedule
2006	$912,000
2007	1,824,000
2008	1,824,000
2009	440,000
Total	$5,000,000

The monthly repayment of approximately $152,000 plus accrued dividends commences on January 1, 2006. Subject to certain conditions, it is at the Company’s option to pay this amount in cash or in common stock at a fixed conversion price of $6.80 per common share. The following conditions must be met in order to pay in common stock:  (1) the shares must be issued pursuant to an effective registration statement, (2) the average closing market price of the common stock for the five trading days immediately preceding a payment date must exceed the fixed conversion price by 110% and no one day’s closing price may be less than the fixed conversion price, and (3) the conversion dollar value may not exceed the aggregate of the prior 22 trading days’ dollar volume. The dividend rate is subject to a 2% decrease for every 25% the average trading price for the five trading days prior to a repayment date exceeds the fixed conversion price, to a minimum of 0%. In addition, upon notifying the holder, the Company has the option of redeeming any outstanding shares of Series D with cash by paying 130% of the stated value plus accrued interest.

As a condition of closing, the Company and each of its Subsidiaries granted a security interest in their respective assets as well as providing Laurus a right of first refusal on future financing arrangements during the term of the agreement. In the event Laurus declines to exercise its right of first refusal, it agreed to enter into such documentation as shall be reasonably requested by the Company in order to subordinate its rights under the Series D to the subsequent financier. The registration rights associated with this agreement state that the Company will use its best efforts to have the registration statement effective within 120 days from closing. In addition, the Company is required to maintain an effective registration statement, and ensure that shares are not suspended from trading. Upon notice from Laurus, should the Company be declared in default of these items and have not cured the default within the prescribed period, the Company may be accessed liquidated damages equal to 1/30th of 0.1% of the outstanding preferred balance, payable in cash, for each day the event has occurred and remains outstanding. However, liquidated damages do not apply should the Securities and Exchange Commission (“SEC”) have an issue with respect to the Holder or with respect to the structure of the transaction.

In conjunction with the Series D, the Company also issued to Laurus a warrant to purchase up to 50,000 shares of the Company’s common stock at a price equal to $10.20 per share. The Company utilized the proceeds to repay the $3 million term note with Laurus dated July 6, 2005, plus accrued interest, and for working capital.

In accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company concluded that the Series D contained a conversion feature which should be valued at fair value and be recorded as a liability on the balance sheet. This conversion feature is not a “conventional preferred” because the agreement includes certain conditions under which the conversion price may be reset. This condition would suggest that the number of shares to be issued upon conversion is not fixed, a requirement of a conventional preferred classification. In addition, this conversion feature was also concluded to be a liability as it may be required to be repaid in cash, cannot be paid in unregistered shares and has certain penalties. These conditions define the conversion feature as an embedded derivative which must be separated from the host and reported at fair value pursuant to SFAS 133.

The conversion feature aggregated to $1,397,000 on September 30, 2005 based on the Black Scholes pricing model and the following assumptions:  volatility 80%, expected life 1.5 years, and a risk free interest rate of 3.96%. The conversion feature will be marked to market at each reporting period with changes flowing through the statement of operations.

The Company valued the Series D at issuance at its residual value of $2,660,000 based on the fair values of the financial instruments issued in connection with this preferred stock financing, including the warrants, the conversion feature and offering costs. The amounts recorded in the financial statements represent the amounts attributed to the sale of the preferred stock, the amount allocated to warrants of $672,000, the value attributed to conversion feature of $1,397,000 and $271,000 of issuance costs (including $154,000 of unamortized costs of the July 6, 2005 term note). The Company is accreting these discounts on the carrying value of the preferred stock to its redemption value of $5,000,000 at September 1, 2008, or the actual conversion date, whichever is earlier. The accretion of these amounts is being recorded as a preferred dividend in the period of accretion. As of September 30, 2005 no preferred shares have been converted. Net cash proceeds were $1,851,000 (which included repayments of $3,032,000 of principal and interest related to the July 6, 2005 term note and $117,000 of issuance costs).

12.       Please refer to prior comment 4 from our letter dated January 10, 2006. We note that you may incur liquidating damages each day equal to “1/30th of the product of: (A) the then outstanding principle amount of the Series D preferred stock multiplied by (B) .01” as a result of your failure to file, register and maintain an effective registration and keep listed or quoted with suspension from trading.

Please tell us and disclose in the notes to your financial statements all the significant terms of your registration rights agreements. Please also tell us and disclose in the filing whether or not there is a maximum penalty associated with these rights.

Response:

See additional disclosure language below:

The registration rights associated with this agreement state that the Company will use its best efforts to have the registration statement effective within 120 days from closing. In addition, the Company is required to maintain an effective registration statement, and ensure that shares are not suspended from trading. Upon notice from Laurus, should the Company be declared in default of these items and have not cured the default within the prescribed period, the Company may be accessed liquidated damages equal to 1/30th of 01% of the outstanding preferred balance, payable in cash, for each day the event has occurred and remains outstanding, without limitation. However, liquidated damages do not apply should the Securities and Exchange Commission (“SEC”) have an issue with respect to the Holder or with respect to the structure of the transaction.

13.       We note that the registration rights agreements dated September 30, 2004 with Laurus included both the common stock underlying the Series D preferred stock and the associated warrants. We also note that the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-04 in analyzing the accounting and classification of your warrants and the registration rights agreements.

Response:

Although the EITF has not reached consensus on the issues related to Registration Rights Agreement penalties as outline in EITF 05-04, we feel that we would interpret the guidance in View A as most closely representing our agreements and their relationship. We believe that the guidance in View A is appropriate because these agreements (Series D Preferred Stock and Registration Rights Agreement) were entered into at the same time, in contemplation of the other and were between the same parties. As such, since the penalties only relate to the Series D registered shares (the warrants do not have registration rights)  and the transition for View A is prospective after the consensus is finalized, there is no accounting impact for this registration agreement related to EITF 05-04; “View A: The guidance in this consensus shall be effective prospectively for all new contracts and contract modifications initiated in the quarter following Board ratification of the consensus. The accounting for all prior contracts would not be changed unless the contract subsequently is modified.”

Management’s Discussion and Analysis, page 15

Critical Accounting Policies

14.       Revise the critical accounting policies section of MD&A to clearly disclose the methodology and significant estimates/assumptions used to value the derivates. (A)

Response:

We acknowledge your comment and propose the following disclosure:

Accounting for Derivatives

In June 1998, FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

On September 30, 2005, the Company issued 500,000 shares of Series D Convertible Redeemable Preferred Stock (“Series D”) and 50,000 warrants. The Company evaluated the transaction as a derivative transaction in accordance with SFAS No. 133 and determined that both asset and liability embedded derivatives exist. In accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company concluded that the Series D contained a conversion feature which should be valued at fair value and be recorded as a liability on the balance sheet. This conversion feature is not a “conventional preferred” because the agreement includes certain conditions under which the conversion price may be reset. This condition would suggest that the number of shares to be issued upon conversion is not fixed, a requirement of a conventional preferred classification. In addition, this conversion feature was also concluded to be a liability as it may be required to be repaid in cash, cannot be paid in unregistered shares and has certain penalties. The transaction also contains a provision whereby the dividend rate is subject to adjustment based on the market price of the Company’s common stock. The fact that the dividend rate can fluctuate with the stock price is a feature that has characteristics of an embedded derivative, this feature is a derivative asset.

The Company accounts for the embedded derivatives as described in SFAS 133, EITF 98-5, 00-19, and 00-27, and 05-4 as follows:

The Company valued the Series D at issuance at its residual value based on the fair values of the financial instruments issued in connection with this preferred stock financing, including the warrants, the embedded derivatives and the offering costs. The fluctuating dividend rate was valued by an independent appraiser versed in derivative valuations.

Subsequent changes in the fair value of the embedded derivative in the conversion feature, determined under the Black-Scholes option pricing formula, will be recorded as an adjustment to the liability and as other income (expense).

Subsequent changes in the fair value of a declining dividend rate will be recorded as an adjustment to the asset and as other income (expense).

Item 4 Controls and Procedures, page 22

15.       We note that you describe actions that will be taken by Implant Sciences to remediate the internal control deficiency disclosed in your Form 10-KSB. It appears that the actions to be taken were not initiated during the quarter ended September 30, 2005. Please tell us how you conclude that the disclosure controls were effective for the period ending September 30, 2005.

Response:

During the Quarter ended September 30, 2006, the Company hired an outside financial consultant to assist with and review our interpretation of non-routine and/or complex accounting transactions. This person works closely with the CFO and the independent auditors to ensure proper interpretation of the accounting guidance. Thus, management has concluded that the disclosure controls and procedures are now effective.